Exhibit 99
MAGNA LOGO                                Magna International Inc.
                                          337 Magna Drive
                                          Aurora, Ontario L4G 7K1
                                          Tel   (905) 726-2462
                                          Fax   (905) 726-7164

INTIER LOGO                               Intier Automotive Inc.
                                          521 Newpark Blvd.,
                                          Newmarket, Ontario
                                          Canada L3Y 4X7
                                          Tel:  905 898 5200
                                    Legal Fax:  905 898 6053

                            JOINT PRESS RELEASE

                      INTIER SHAREHOLDERS TO VOTE ON
                    PRIVATIZATION PROPOSAL FROM MAGNA

February 9, 2005, Aurora, Ontario, Canada - Magna International Inc.
TSX: MG.SV.A, MG.MV.B; NYSE: MGA) and Intier Automotive Inc. (TSX:
IAI.SV.A; NASDAQ: IAIA) today jointly announced that they have entered into a definitive arrangement agreement that would allow Intier shareholders to vote on whether Magna would acquire all the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna by way of a court-approved plan of arrangement under Ontario law. The proposal by Magna to privatize Intier was previously announced on October 25, 2004.

Under the terms of the arrangement agreement, shareholders of Intier will receive 0.41 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Intier (representing a 6.58% increase from Magna's initial proposal of 0.3847) or, at the election of any shareholder, cash based on the volume-weighted average trading price of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Intier shareholders in the proposed transaction would be capped at Cdn.$125 million. If shareholders elect to receive cash in excess of Cdn.$125 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares.

The Intier Board of Directors formed a Special Committee of independent directors comprised of Lawrence Worrall and Neil G. Davis to consider the privatization proposal. The Special Committee retained RBC Capital Markets as financial advisor and independent valuator. Subject to the assumptions, qualifications, limitations and conditions set forth in its valuation and opinion, in the opinion of RBC, as at February 9, 2005, the fair market value of the Intier Class A Subordinate Voting Shares is in the range of US$35 to US$40 and the consideration under the proposed transaction is inadequate, from a financial point of view, to Intier minority shareholders. Based on the closing price of the Magna Class A Subordinate Voting Shares on the NYSE on February 8, 2005, the value of the consideration offered under the privatization proposal is US$31.06 per Intier Class A Subordinate Voting Share. The closing price of the Intier Class A Subordinate Voting Shares on
NASDAQ on October 22, 2004 (the last trading day prior to the announcement of the privatization proposal) was US$20.70.

Based on the recommendation of the Special Committee, the Board of Directors of Intier has authorized the submission of the resolution in respect of the privatization to a vote of the Intier shareholders without any recommendation from the Board as to how shareholders should vote in respect of the resolution. In addition to the opinion of RBC Capital Markets, the Special Committee and the Board of Directors have identified a number of other important factors, such as the lack of liquidity of Intier's Class A Subordinate Voting Shares and the unlikelihood of any other third party offer, which shareholders should consider in determining how to vote in respect of the privatization proposal. The management information circular/proxy statement for the shareholders meeting will include a discussion of all these considerations, together with a copy of the RBC valuation and opinion.

It is anticipated that the management information circular/proxy statement will be mailed to shareholders on or about March 7, 2005. The management information circular/proxy statement will also be available on the Internet at www.sedar.com and on Intier's website at www.intier.com. Intier has set a record date of February 24, 2005 for shareholders entitled to receive notice of the special meeting. Subject to court approval, Intier expects to hold the special meeting on March 30, 2005 in Toronto and expects that the arrangement, if approved, will become effective on April 3, 2005. The arrangement will require approval of two-thirds of the votes cast by holders of Intier Class A Subordinate Voting Shares, Intier Class B Shares and Intier Convertible Preferred Shares. The arrangement also requires the approval of a simple majority of the votes cast by the minority holders of Intier Class A Subordinate Voting Shares. Magna, parties related to Magna and certain interested parties may not vote their Intier Class A Subordinate Voting Shares for the purposes of this "majority of the minority" approval requirement. The arrangement will also be subject to the approval of the Ontario Superior Court of Justice.

The Intier Board also declared today a dividend of U.S.$0.17 per Intier Class A Subordinate Voting Share and Class B Share, such amount presenting a dividend of U.S.$0.10 per share in respect of the fourth quarter of 2004 and a dividend of U.S.$0.07 per share in respect of the first two months of 2005. This U.S.$0.17 dividend will be payable on or after March 15, 2005 to shareholders of record as of February 28, 2005.

Intier will announce its financial results for the fourth quarter ended December 31, 2004 following the close of business on Thursday, February 24, 2005.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world with approximately 24,100 employees at 74 manufacturing facilities and 15 product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr. Magna has approximately 81,000 employees in 219 manufacturing operations and 49 product development and engineering centres in 22 countries.

This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In the case of both Magna and Intier, these factors principally relate to the risks associated with the automotive industry and include the risks, assumptions, uncertainties and other factors listed in Item 3 "Description of Business - Risk Factors" in Magna's Annual Information Form attached as Exhibit 1 to Magna's Annual Report on Form 40-F for the year ended December 31, 2003, and Item 3 "Key Information - Risk Factors" in Intier's Annual Report on Form 20-F for the year ended December 31, 2003, each filed with the Ontario Securities Commission and the United States Securities and Exchange Commission. Unless otherwise required by applicable securities laws, Magna and Intier do not intend, nor do Magna and Intier undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

For further information, please contact Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna at (905) 726-7100 or Michael McCarthy, Executive Vice-President and Chief Financial
Officer at Intier at (905) 898-5200.